MadeinUSA.com Fund One, Inc. (the "Company") a Delaware Corporation

Statement of Financial Position and
Independent Accountant's Review Report

As of inception – February 14th, 2022



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MadeinUSA.com Fund One, Inc

We have reviewed the accompanying statement of financial position of the Company as of February 14th, 2022, and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The Company was organized to facilitate the investment into an affiliate entity, MadeinUSA.com LLC (see Note 1). The financial statements of that entity are integral to the understanding of these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 22, 2022

Vincenzo Mongio

Statement of Financial Position

	As of February 14th, 2022(inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MadeinUSA.com Fund One, Inc ("the Company") was formed in Delaware on February 14th, 2022. The Company was formed as an investment vehicle to receive funds from investors via regulation crowdfunding. The Company will use the funds to acquire and become the holder of record for certain interests in the issuing entity.

The Company will have no other business operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company is a corporation and has a single class of ownership interest. The interests that will be owned by investors will mirror the investment in the issuing entity had they invested directly in the issuing entity itself.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to February 14th, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 22, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.